STARS ON BOARD TECHNOLOGIES, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022

WITH INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

To the Board of Directors
Stars on Board Technologies, Inc.
Los Angeles, California

Management is responsible for the accompanying financial statement of Stars on Board Technologies, Inc., which comprise of the balance sheet as of December 31, 2022, and the related statement of income, statement of equity, and statements of cash flows for the year then ended, and the related notes to the financial statement in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on the financial statement.

Belle Business Services, LLC

Belle Business Services, LLC
April 28, 2023

STARS ON BOARD TECHNOLOGIES, INC.
BALANCE SHEET
DECEMBER 31, 2022
(unaudited)

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	32
Due from related party		82,509
TOTAL CURRENT ASSETS		82,541
TOTAL ASSETS	$	82,541

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$	16,988
TOTAL CURRENT LIABILITIES		16,988
TOTAL LIABILITIES		16,988

SHAREHOLDERS' EQUITY

Common stock, see note 4		78,940
Additional paid-in capital		286,424
Accumulated deficit		(299,811)
TOTAL SHAREHOLDERS' EQUITY		65,553
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	82,541

See independent accountant's compilation report and accompanying notes to financial statements.

STARS ON BOARD TECHNOLOGIES, INC.
STATEMENT OF INCOME
DECEMBER 31, 2022
(unaudited)

REVENUES	$	208
COST OF GOODS SOLD		-
GROSS PROFIT		208
OPERATING EXPENSES		
Contractors		2,086
General and administrative		76,214
Professional fees		1,047
Sales and marketing		5,160
TOTAL OPERATING EXPENSES		84,507
NET OPERATING INCOME/(LOSS)		(84,299)
OTHER EXPENSES		
Crowdfunding fees		(500)
Interest expense		(245)
TOTAL OTHER EXPENSES		(745)
NET LOSS	$	(85,044)

See independent accountant's compilation report and accompanying notes to financial statements.

- 4 -

STARS ON BOARD TECHNOLOGIES, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2022
(unaudited)

| | Common Stock | | Additional | Retained Earnings | |
	Shares	Amount	Paid-In Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2022	52,626,463	$ 78,940	$ 286,424	$ (214,767)	$ 150,597
Net loss	-	-	-	(85,044)	$ (85,044)
ENDING BALANCE, DECEMBER 31, 2022	52,626,463	$ 78,940	$ 286,424	$ (299,811)	$ 65,553

STARS ON BOARD TECHNOLOGIES, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2022
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (85,044)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in assets:	
Due from related party	41,082
Increase (decrease) in liabilities:	
Accounts payable	16,988
CASH USED FOR OPERATING ACTIVITIES	(26,974)
NET DECREASE IN CASH	(26,974)
CASH AT BEGINNING OF YEAR	27,006
CASH AT END OF YEAR	$ 32

CASH PAID DURING THE YEAR FOR:

INTEREST	$ 245
INCOME TAXES	$ -

See independent accountant's compilation report and accompanying notes to financial statements.

1. ## Summary of Significant Accounting Policies

The Company
Stars on Board Technologies, Inc. (the "Company") was incorporated in the State of Delaware on February 12, 2020. The Company was originally registered in the State of Delaware as Chatello Technologies Inc. and on December 2, 2020, changed the Company name and transferred all activity to Stars on Board Technologies. The Company specialize in social media that is provide through the "Connect" application that provides opportunities for monetization, advertising, and communication.

Going Concern
Since Inception, the Company has relied on funds from common stock issued to fund its operations. As of December 31, 2022, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2022, the Company is still mostly in the developmental process, with no revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the year presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2022, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

1.   **Summary of Significant Accounting Policies (continued)**

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2022, the Company had no accounts receivable.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company.

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)
Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling marketing and individuals downloading the application. The Company's payments are generally collected upfront. For the year ending December 31, 2022, the Company recognized $208 in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

See independent accountant's compilation report.

1. **Summary of Significant Accounting Policies (continued)**

   New Accounting Pronouncements (continued)
   In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

   The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Due from Related Party**

   Since inception, related parties have borrowed money from the Company. As of December 31, 2022, a total of $82,509 is due to the Company. The loans have no minimum monthly payments, maturity dates or interest rates. Management anticipates that the funds will be repaid in the next year.

4. **Equity**

   Common Stock
   Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 500,000,000 shares, at $0.0015 par value per share. As of December 31, 2022, 52,626,463 shares have been issued and none are outstanding.

5. **Going Concern**

   These financial statements are prepared on a going concern basis. The Company registered on February 12, 2020, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

6. **Subsequent Events**

   Managements Evaluation
   The Company has evaluated subsequent events through April 28, 2023, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

See independent accountant's compilation report.